UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35830 / December 17, 2025

In the Matter of:

Monroe Capital Corporation
Monroe Capital Income Plus Corporation
Monroe Capital BDC Advisors, LLC
Monroe Capital Management Advisors, LLC
Monroe Capital Asset Management LLC
Monroe Capital Management LLC
Monroe Capital CLO Manager LLC
Monroe Capital CLO Manager II LLC
Monroe Capital Partners Fund Advisors, Inc.
certain of their wholly-owned subsidiaries and joint ventures as described in Schedule A to the application
and certain of their affiliated entities as described in Schedule B to the application

311 South Wacker Drive, Suite 6400
Chicago, IL 60606

Horizon Technology Finance Corporation
Horizon Technology Finance Management LLC
and certain of their wholly-owned subsidiaries as described in Schedule A to the application

312 Farmington Avenue
Farmington, CT 06032

812-15798

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Monroe Capital Corporation, et al. filed an application on May 14, 2025, and amendments to the
application on August 6, 2025 and October 3, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On November 21, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35799). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Monroe Capital Corporation, et al. (File No. 812-15798) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.